Exhibit 12 to 2003 10-Q

CONVERGYS CORPORATION
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
(Amounts in millions)

For the Three Months Ended March 31, 2003

Earnings:
Income before income taxes, extraordinary charges and cumulative effect of change in accounting principle	$34.9
Adjustment for undistributed (income)/losses of partnerships	9.9
Interest expense	1.5
Portion of rental expense deemed interest	9.5

Total earnings	$55.8

Fixed Charges:
Interest expense	$1.5
Portion of rental expense deemed interest	9.5

Total fixed charges	$11.0

Preferred dividends:
Preferred dividends	—

Combined fixed charges and preferred dividends	$11.0

Ratio of Earnings to Fixed Charges	5.07

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	5.07